SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 19)

Synta Pharmaceuticals Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87162T206
(CUSIP Number)

Mr. Heath N. Weisberg
Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
(212) 205-6805
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 3, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. | |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Caxton Corporation 22-2437619

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,873,700

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,873,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,873,700

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2012 Family Trust B

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

837,021

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

837,021

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

837,021

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2015-A Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

OB Select Opportunities, LLC 22-3623004

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,474,236

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,474,236

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,474,236

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KFO HOLDINGS LLC 46-4139835

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,399,464

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,399,464

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,399,464

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner, Bruce

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

5,443,823

8.	SHARED VOTING POWER

17,710,721

9.	SOLE DISPOSITIVE POWER

5,443,823

10.	SHARED DISPOSITIVE POWER

17,710,721

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,154,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%

14.	TYPE OF REPORTING PERSON

IN

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:
The purchase price for the shares of Common Stock acquired by Mr. Kovner was paid out of Mr. Kovner's personal funds.  108,657 of the outstanding shares of Common Stock directly owned by Mr. Kovner were issued to Mr. Kovner as compensation for his service on the Company's Board of Directors or certain of its committees.
Mr. Kovner also was granted 72,000 options on the Common Stock of the Company as compensation in connection with his service on the Company's Board of Directors.

ITEM 4.	Purpose of Transaction.

Each of the shares of Common Stock of the Company that are indicated herein were acquired for investment purposes.  Based on a review of the investment, certain of the Reporting Persons are, in the open market or otherwise, disposing of, or are causing to be disposed of, a material portion of Common Stock or other securities of the Company, or derivatives or other instruments related to the securities of the Company.
Mr. Kovner currently serves as a Director of the Company.  In that capacity, he participates in the ordinary course in Board of Directors' related activities and may participate in the management of the Company.
Scott Morenstein, an employee of Caxton Alternative Management LP, serves as a Director of the Company.  Caxton Alternative Management LP is an affiliate of Caxton Corporation, which is a Reporting Person.
Except as set forth in this Schedule 13D, none of the reporting persons has any plans or proposals that relate to any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Subparagraph (a), (b) and (c) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:
(a)  (i)            Caxton Corporation is the Manager KFO Holdings LLC and OB Select Opportunities LLC and as such, has voting and dispositive power with respect to the 11,399,464 shares beneficially owned by KFO Holdings LLC and the 1,474,236 shares beneficially owned by OB Select Opportunities LLC.  As a result, Caxton Corporation may be deemed to beneficially own 12,873,700 shares of Common Stock, representing approximately 9.3% of the 137,788,584 shares of Common Stock reported to be outstanding in the Company's 10-Q as of November 2, 2015.  Except as otherwise noted, the percentages used herein and in the rest of this Amendment No. 19 are calculated based upon such number of outstanding shares.
(ii)            Kovner 2012 Family Trust B beneficially owns 837,021 shares of Common Stock, representing approximately 0.6% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 837,021 shares.  As a result, Mr. Kovner may be deemed to beneficially own 837,021 shares of Common Stock, representing approximately 0.6% of the total shares of Common Stock issued and outstanding.
(iii)            Kovner 2015-A Investment Trust beneficially owns 4,000,000 shares of Common Stock, representing approximately 2.9% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 4,000,000 shares.  As a result, Mr. Kovner may be deemed to beneficially own 4,000,000 shares of Common Stock, representing approximately 2.9% of the total shares of Common Stock issued and outstanding.
(iv)            OB Select Opportunities LLC directly owns of 1,474,236 shares of Common Stock, representing approximately 1.1% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 1,474,236 shares.  As a result, Mr. Kovner may be deemed to beneficially own 1,474,236 shares of Common Stock, representing approximately 1.1% of the total shares of Common Stock issued and outstanding.

 (v)            KFO Holdings LLC beneficially owns of 11,399,464 shares of Common Stock, representing approximately 8.3% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 11,399,464 shares.  As a result, Mr. Kovner may be deemed to beneficially own 11,399,464 shares of Common Stock, representing approximately 8.3% of the total shares of Common Stock issued and outstanding.
(vi)            Mr. Kovner has sole beneficial ownership of 5,443,823 shares of Common Stock, which includes options to purchase 72,000 shares of Common Stock upon the exercise of such options and 2,279,146 shares of Common Stock held by Mr. Kovner's spouse and her estate planning vehicles.  Mr. Kovner may be deemed to be the beneficial owner of the Common Stock held by his spouse.  In addition, Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation, the Manager of KFO Holdings LLC and OB Select Opportunities LLC and as a result may be deemed to beneficially own 12,873,700 securities of the Company owned by KFO Holdings LLC and OB Select Opportunities Select LLC. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to each of the following trusts and, as a result, may be deemed to beneficially own the 4,837,021 securities of the Company owned by such trusts, in aggregate: Kovner 2012 Family Trust B and Kovner 2015-A Investment Trust.
As a result of the foregoing, Mr. Kovner may be deemed to beneficially own an aggregate of 23,154,544 shares of Common Stock, representing approximately 16.8% of the 137,860,5841 total shares of Common Stock deemed issued and outstanding.
Mr. Kovner disclaims beneficial ownership of the shares of Common Stock owned directly by KFO Holdings LLC and OB Select Opportunities LLC, except to the extent of his pecuniary interest therein.  Mr. Kovner also disclaims beneficial ownership of the shares of Common Stock directly owned by each of the aforementioned trusts.
(b)            Caxton Corporation and Mr. Kovner, as Chairman and sole shareholder of Caxton Corporation, the Manager of KFO Holdings LLC and OB Select Opportunities, LLC, may be deemed to share voting and dispositive power over 11,399,464 shares of Common Stock owned directly by KFO Holdings LLC and 1,474,236 shares of Common Stock owned directly by OB Select Opportunities LLC.  Mr. Kovner may be deemed to share voting and dispositive power with respect to the aggregate 4,837,021 shares of Common Stock held by the following trusts: Kovner 2012 Family Trust B and Kovner 2015-A Investment Trust. In addition, Mr. Kovner has sole voting and dispositive power with respect to the 5,443,823 shares of Common Stock (which includes the options thereon) that he directly beneficially owns or indirectly owns through his spouse.
(c)            The trading dates, number of shares of Common Stock sold and price per share for all transactions in the shares of Common Stock by the Reporting Persons since the most recent filing of Schedule 13D are set forth in Exhibit A and all such transactions were effected in open market transactions.
Except as reported in this statement on Schedule 13D, the Reporting Persons are not believed to have engaged in any other transactions in the Company's securities since the most recent filing of Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following thereto:
No material change from the Schedule 13D/A filed on December 1, 2015.

ITEM 7.	Material to Be Filed as Exhibits

1 The number of issued and outstanding shares is based on the 137,788,584 shares of Common Stock reported to be outstanding in the Company's 10-Q as of November 2, 2015, adjusted for options held by Mr. Kovner.

Exhibit A: Transactions by the Reporting Persons since the most recent filing of Schedule 13D.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 12/07/2015	Caxton Corporation

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 12/07/2015	Kovner 2012 Family Trust B

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 12/07/2015	Kovner 2015-A Investment Trust

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 12/07/2015	OB Select Opportunities, LLC

By: Caxton Corporation, Manager of OB Select Opportunities, LLC

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 12/07/2015	KFO Holdings LLC

By: Caxton Corporation, Manager of KFO Holdings LLC

/s/ Heath N. Weisberg
Heath N. Weisberg, General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 12/07/2015	Bruce S. Kovner

/s/ Heath N. Weisberg
Heath N. Weisberg, as attorney in fact for Bruce Kovner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

Transactions by the Reporting Persons since the most recent filing of Schedule 13D

TRANSACTIONS IN THE SHARES

TRANSACTIONS BY KOVNER 2012 FAMILY TRUST B
Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
12/01/2015	(174,091)	$0.4302[2]
12/02/2015	(249,015)	$0.4272[3]
12/03/2015	(95,040)	$0.4139[4]
12/04/2015	(55,629)	$0.4124[5]

TRANSACTIONS BY OB SELECT OPPORTUNITIES, LLC
Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
12/01/2015	(306,625)	$0.4302[2]
12/02/2015	(438,588)	$0.4272[3]
12/03/2015	(167,394)	$0.4139[4]
12/04/2015	(97,978)	$0.4124[5]

SK 27550 0001 6930097

2 This constitutes the weighted average sale price. The prices range from $0.43 to $0.4378. The Reporting Person will provide upon request by the Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares sold at each separate price.
3 This constitutes the weighted average sale price. The prices range from $0.42 to $0.4329. The Reporting Person will provide upon request by the Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares sold at each separate price.
4 This constitutes the weighted average sale price. The prices range from $0.41 to $0.428. The Reporting Person will provide upon request by the Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares sold at each separate price.
5 This constitutes the weighted average sale price. The prices range from $0.41 to $0.417. The Reporting Person will provide upon request by the Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares sold at each separate price.